UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 333-179311

CUSIP Number:  37952F 10 6

(Check one):

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:  September 30, 2015

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the

Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.

PART I - REGISTRANT INFORMATION

Tyme Technologies, Inc.

Full Name of Registrant

48 Wall Street - Suite 1100

Address of Principal Executive Office (Street and Number)

New York, New York 10005

(City, State and Zip Code)

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 without unreasonable effort and expense due to the registrant’s recent completion of a reverse triangular merger with Tyme Inc., as reported in the registrant’s Current Report on Form 8-K (Date of Report: March 5, 2015), filed with the Commission on March 10, 2015, as amended and supplemented by Amendment No. 1, filed with the Commission on April 16, 2015. Further, the registrant has recently engaged a new independent registered public accounting firm and is in the process of enhancing its disclosure controls and procedures. Such matters resulted in causing the limited personnel of the registrant to devote their efforts towards such matters that otherwise would have been devoted to the preparation of the subject Form 10-Q.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Robert Dickey	(646)	205-1603
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X]  Yes      [  ]  No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes      [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The reverse triangular merger referred to in Part III above is being accounted for as a reverse acquisition.  In accordance with “reverse merger” accounting treatment, the registrant’s historical financial statements as of and for periods ended prior to the merger are being replaced with the historical financial statements of the acquiree (Tyme Inc.) prior to the merger in all periodic reports filed with the Commission with respect to periods ending on or after the date on which the merger was consummated, which was March 5, 2015.  Also in connection with the merger, the registrant changed its fiscal year to correspond with the fiscal year of the acquiree, one that ends on December 31st of each calendar year.  (The registrant’s prior fiscal year ended on November 30th of each calendar year.)  There have been no prior reports filed with the Commission with respect to the corresponding quarter ended September 30, 2014.  The registrant anticipates reporting a loss from operations of approximately $1,776,000 for the quarter ended September 30, 2015, as compared to a loss from operations of approximately $888,000 for the quarter ended September 30, 2014.  Contributing to the increase in loss from operations for the quarter ended September 30, 2015, as compared to the loss for the quarter ended September 30, 2014, are the costs associated with the merger and related transactions and additional expenses associated with being a public reporting company, as well as increased cash and stock-based compensation and research and development expenses as the registrant continues to implement its business plans.

Tyme Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015	Tyme Technologies, Inc.

By:	/s/ Steve Hoffman
Steve Hoffman
Chief Executive Officer